CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Exhibit 23.2
The Board of Directors
Metromedia International Group, Inc.:
     We consent to incorporation by reference in the registration statements (Nos. 333-02301, 333-13763, 333-88187 and 333-95159) on Form S-8 of Metromedia International Group, Inc. of our report dated May 14, 2004 except as to Note 2, which is as of December 14, 2006, with respect to the consolidated balance sheets of Metromedia International Group, Inc. and subsidiaries as of December 31, 2003 and the related consolidated statements of operations, stockholders’ (deficiency) equity and comprehensive income (loss) and cash flows for each of the years in the two-year period ended December 31, 2003, and all related consolidated financial statement schedules, which report appears in the December 31, 2004 annual report on Form 10-K of Metromedia International Group, Inc.
     Our report dated May 14, 2004, except as to Note 2 which is as of December 14, 2006, contains an explanatory paragraph that states the Company has suffered recurring operating losses and net operating cash deficiencies, and does not presently have sufficient funds on hand to meet its current debt obligations, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements and consolidated financial statement schedules do not include any adjustments that might result from the outcome of that uncertainty.
     Our report dated May 14, 2004, except as to Note 2 which is as of December 14, 2006 also contains explanatory paragraphs that state that the consolidated financial statements as of December 31, 2003 and for the two-year period ended December 31, 2003 have been restated and that the Company changed its policy regarding the accounting for certain business ventures previously reported on a three-month lag basis as of January 1, 2003.
KPMG LLP
New York, New York
December 14, 2006